[redacted]

14049097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2014
Washington DC
404

SEC FILE NUMBER
8- 38977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bleicherweg 21
(No. and Street)

Zurich	Switzerland	8002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hanspeter Schiegg — 01141 58 283 74 31
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young AG
(Name – *if individual, state last, first, middle name*)

Aeschengraben 9	Basel	Switzerland	4051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Official Certification see reverse side

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification see reverse side

Official Certification

Seen for authentication of the reverse side signature, acknowledged in our presence by

Mr. **Hanspeter SCHIEGG**, Swiss citizen of Steckborn/TG, in Opfikon, Switzerland, identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zürich as person with the right to sign jointly by two for the

Vontobel Securities Ltd, corporation with registered head office in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry.

Zürich, 16th December 2013
BK no. 6834/vw
Fee CHF 30.00

NOTARIAT ZÜRICH (ALTSTADT) * Kt. ZÜRICH *

NOTARIAT ZÜRICH (ALTSTADT)

F. Killer, Notariatssekretärin mbA
mit Beglaubigungsbefugnis

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2013
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2013 CHF	2013 USD
ASSETS		
Cash and cash equivalents	4'488'398	5'046'830
Prepaid expenses	62'247	69'991
Accounts receivable	21'683	24'381
Total ASSETS	4'572'328	5'141'202
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses	775'596	872'093
Accrued taxes	160	180
Liabilities subordinated	889'350	1'000'000
Total LIABILITIES	1'665'106	1'872'273
Shareholder's equity		
Share capital - 2'000 bearer shares of CHF 1'000 each	2'000'000	2'248'833
issued		
outstanding		
authorised		
Additional paid-in capital	7'000'000	7'870'917
Accumulated loss	(6'092'778)	(6'850'821)
Total SHAREHOLDER'S EQUITY	2'907'222	3'268'929
Total LIABILITIES AND SHAREHOLDER'S EQUITY	4'572'328	5'141'202

The accompanying notes are an integral part of those financial statements.

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2013	2013
	CHF	USD
REVENUES		
Commissions	4'576'987	5'146'441
Interest income	48	54
Trading result, net	(16'834)	(18'928)
Total REVENUES	4'560'201	5'127'567
EXPENSES		
Employee compensation and benefits	1'375'553	1'546'695
Communications	375'101	421'770
Occupancy and equipment cost	169'050	190'083
Interest expenses	14'100	15'854
Data processing costs	1'506'832	1'694'307
Other expenses	1'505'320	1'692'607
Total EXPENSES	4'945'957	5'561'316
Loss before taxation	(385'756)	(433'749)
Income Taxes	0	0
Net Loss	(385'756)	(433'749)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	Total	Paid-in Capital	Share Capital 2013	Accumulated Loss
	CHF	CHF	CHF	CHF
Beginning balance January 1, 2013	3'292'978	7'000'000	2'000'000	-5'707'022
Additional paid-in capital				
Net loss	-385'756			-385'756
Ending balance December 31, 2013	2'907'222	7'000'000	2'000'000	-6'092'778
	USD	USD	USD	USD
Beginning balance January 1, 2013	3'597'507	7'647'348	2'184'957	-6'234'798
Impact of exchanges rate movements on opening balances	105'171	223'569	63'876	-182'274
Additional paid-in capital				
Net loss	-433'749			-433'749
Ending balance December 31, 2013	3'268'929	7'870'917	2'248'833	6'850'821

The accompanying notes are an integral part of these financial statements

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2013

Vontobel Securities Ltd

	2013	2013
	CHF	USD
Beginning balance January 1, 2013	915'350	1'000'000
Effect of exchange rate changes on subordinated loan	(26'000)	
Ending balance December 31, 2013	889'350	1'000'000

The subordinated borrowings are with related parties and are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair market value of subordinated borrowings is USD 1'000'000.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2013
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2013 CHF	2013 USD
Cash flows from operating activities		
Net loss	(385'756)	(433'749)
Adjustments to reconcile net loss to		
Net cash used in operating activities:		
Effect of exchange rate changes on cash		147'392
Effect of exchange rate changes on subordinated loan	(26'000)	-
Changes in operating assets and liabilities:		
Increase in prepaid expenses	(57'095)	(64'199)
Decrease in account receivable	2'428	2'730
Decrease in accrued expenses	(571'911)	(643'066)
Decrease in accrued taxes	(3'522)	(3'960)
Net cash used in operating activities	(1'041'856)	(994'852)
Cash flow from financing activities		
Dividend paid	-	-
Additional paid-in capital	-	-
Net cash provided by financing activities	-	-
Net decrease in cash and cash equivalents	(1'041'856)	(994'852)
Cash and cash equivalents at beginning of year	5'530'254	6'041'682
Cash and cash equivalents at end of year	4'488'398	5'046'830
Additional cash flow information		
Cash paid during the year for:		
Income taxes	-	-
Interest payments	14'100	15'854

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies

Nature of business

Vontobel Securities Ltd (the Company) is a wholly-owned subsidiary of Vontobel Holding Ltd (the Holding); both are incorporated in Zurich, Switzerland. The Company operates as a registered broker / dealer in the United States and provides, on an agency basis, introducing brokerage services to US institutional investors primarily in European securities. The New York branch of the Company which has been liquidated as of December 2002 has been re-established as of November 16, 2006 in the course of the acquisition of the equity brokerage and corporate finance units of Lombard Odier Darier Hentsch & Cie. by Bank Vontobel Ltd (the Bank). Vontobel Securities Ltd has mainly brokerage and services agreements with the Bank and the Holding whereby the Bank executes transactions and provides related clearing, custodial and administrative services. The Holding renders various services including management support & controlling, corporate identity and project tasks. Rates and fees are set at market rates. Costs are allocated on the basis of cost center allocation, i.e. according to effective consumption or full time equivalents.
Vontobel Securities Limited is a broker-dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA).

Basis of presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("US GAAP"). The Company's functional and reporting currency is that of its parent, Swiss Francs. These financial statements are expressed in US dollars for the reader's convenience based on the exchange rate as at December 31, 2013 of CHF 0.88935 per USD 1.00. This convenience translation should not be construed as representation that the Swiss Francs amounts could be converted to US dollars at the rate.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. The amount of current and deferred taxes or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three month or less to be cash equivalents. Presented in the statement of cash flows is the effect of exchange rate changes on the (opening) cash balance.

Revenue recognition

Income from services is stated when the services are rendered. Interest income is accrued as earned.

Note 2 - Taxation

In Switzerland, taxes are assessed on the Company's net equity (capital) and on the Company's income. The income tax rate is graduated in proportion to the ratio of income before taxation to capital. The provision for taxes is summarized below:

	2013	2013
	CHF	USD
Swiss taxes	4'766	5'359
US taxes	1'027	1'155
Total	5'793	6'514

Note 3 - Deferred tax assets

	Year ended 31 December	
	2013	2013
	CHF	USD
Deferred tax assets:		
Net operation loss carryforwards	1'730'411	1'945'703
Valuation allowance	(1'730'411)	(1'945'703)
Net deferred tax assets	0	0

Note 4 - Accumulated loss

The accumulated loss as at December 31, 2013 amounts to CHF 6'092'778 (USD 6'850'821).

Note 5 – Commitments

No material lease commitments to third parties exist at December 31, 2013. However, the Company has entered into service level agreements with the Bank and the Holding for transaction and management services (Note 6).

Note 6 – Related party transactions

The Company is involved in significant financing and other transactions, and has significant related party balances with affiliates.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2013.

ASSETS	CHF	USD
Cash and cash equivalents	4'397'015	4'944'077
Prepaid expenses	62'247	69'991
Total assets	4'459'262	5'014'068

LIABILITIES	CHF	USD
Accrued expenses	318'691	358'341
Subordinated liability	889'350	1'000'000
Total liablities	1'208'041	1'358'341

Included in the consolidated statement of income are expenses resulting from various securities transactions and financing activities with certain affiliates, as well as fees for administrative services performed by the Company under the terms of various agreements.

The following table sets forth the Company's related party expenses for the year ended December 31, 2013.

	CHF	USD
Interest expenses	14'100	15'854
Data processing costs	1'506'007	1'693'379
Occupancy and equipment costs	169'050	190'083
Communication costs	310'799	349'468
Other expenses	1'167'278	1'312'507
	3'167'234	3'561'291

The Company earned CHF 4'576'987 (USD 5'146'441) in commission fees from the Bank for acting as the introducing broker in accordance with their brokerage and service agreement. Rates and fees are set at market rates.

Company cash accounts in the amount of CHF 4'397'015 (USD 4'944'077) are held at the Bank; interest is based on rates paid from the Bank to third-parties for similar accounts. This year's interest income from the Bank amounts to CHF 0 (USD 0).

The Company has received a subordinated loan of USD 1'000'000 from Vontobel Holding with a scheduled maturity date on October 29, 2015. Interest is based at a rate of Libor +1% per annum.
The year's interest expense amounts to CHF 14'100 (USD 15'854).

Note 7 - Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule
(Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid in the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital (as defined) of USD 1'184'679 of which USD 934'679 was in excess of its required net capital (as defined) of USD 250'000. The Company's net capital ratio (as defined) was 0.74 to 1.

Note 8 - Financial instruments with off balance sheet risks

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the fair value of the security is different from the contract amounts of the transaction. The Company does not anticipate non-performance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk.

Note 9 - Cash and cash equivalents

As at December 31, 2013 cash and cash equivalents include demand deposits with banks. These are stated at face value.

Note 10 - Accrued expenses

Accrued expenses include compensation and benefits related expenses in the amount of CHF 371'354 (USD 417'557). The remainder includes accruals for overtime, audit, consulting and administrative expenses.

Note 11 - Other expenses

Other expenses include administrative and service expenses from affiliates and other business expenses.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

Net Capital	USD
Shareholder's equity	3'268'929
Liabilities subordinated to claims of general creditors	1'000'000
Less: non-allowable assets and deductions and charges	
Non-allowable assets	
Cash and cash equivalents	(2'922'413)
Prepaid expenses	(69'991)
Accounts receivable	(24'381)
Net capital before haircuts	1'252'144
Less: haircuts on foreign currency assets	(67'465)
Net capital	1'184'679

Computation of basic net capital requirement

Aggregate indebtedness	
Accrued expenses	872'093
Liabilities for taxes	180
Total aggregate indebtedness	872'273
Minimum net capital required (greater of USD 250'000 or 6 2/3% of aggregate indebtedness)	250'000
Excess net capital	934'679
Ratio of aggregate indebtedness to net capital	0.74 to 1

The Company has classified USD 2'922'413 of its cash balance at the Bank as non-allowable, because this cash is not used to settle operational liabilities.

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited Form's X-17A-5 Part II Focus report as of December 31, 2013.

STATEMENT REGARDING Rule 15c3-3
AS OF DECEMBER 31, 2013

The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k) (2) (ii) of that rule.

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the Board of Directors of

Vontobel Securities Ltd, Zurich

Basel, February 28, 2014

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements of Vontobel Securities Ltd ("the Company"), as of and for the year ended December 31,2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Troy J. Butner
Certified Public Accountant (United States)

Philipp R. Bertschinger
Certified Public Accountant (Switzerland)